

Offering Statement

April 22, 2019



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Urban Putt Denver LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Urban Putt Denver LLC, a Colorado limited liability company ("**Urban Putt Denver**" or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $150,000 to a maximum of $300,000 through the offer and sale of Securities on the Site (the "**Offering**").

A Regulation Crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I.   SUMMARY OF OFFERINGS 6

II.   DESCRIPTION OF BUSINESS CAPITALIZATION..9

III.   KEY PERSONS 11

IV.   USE OF PROCEEDS 12

V.   FINANCIAL STATEMENTS 13

VI.   RISK FACTORS 17

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS 25

APPENDIX A Financial Statements with Reviewed Report

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by Urban Putt Denver on the Site are governed by the NPA. Each NPA is an agreement between an investor and Urban Putt Denver, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in** Urban Putt Denver **and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing in which the Issuer generates revenues.

Issuer

Reg CF Amount	Regulation Crowdfunding minimum of $150,000 and maximum of $300,000
Offering Period	Until 11:59 PM of August 13, 2019 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the Aggregate Offering Amount has been raised, along with meeting the minimum Reg CF Amount, and the Offering Period has ended, the committed investment amounts will be released from escrow upon Urban Putt Denver's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to Urban Putt Denver upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless Urban Putt Denver raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of	If Urban Putt Denver raises at least the minimum Offering Amount prior to the

the Offering Period	end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If Urban Putt Denver determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	2.3% of monthly gross revenue.
Investment Multiple	1.5x Investors will each receive in the aggregate an amount equal to the Investment Multiple multiplied by their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Total Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount *multiplied by* (b) the relevant Investment Multiple ("Total Payment").
Maturity Date	The Maturity Date of each Note means the first business day after the close of the 48th month following the Closing (commencing with the first full month following the Closing) ("Maturity"). If the investors have not been paid the Total Payment in full prior to Maturity, the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

	Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. From each payment made by Urban Putt Denver to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such payment to cover transaction and administrative costs.
Security Interest	Urban Putt Denver will grant a security interest in all of its assets in favor of NextSeed Services, LLC, a Delaware limited liability company, as collateral agent, for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	Urban Putt Denver intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of a majority of investors and Urban Putt Denver.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

Urban Putt Denver certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because Urban Putt Denver was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $5,000,000. As of December 31, 2018, approximately $4,700,000 has been raised from private investors. Urban Putt Denver is seeking to crowdfund an amount between the minimum of $150,000 and maximum of $300,000 through the Offering. If Urban Putt Denver is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Class A Common Units	60 Units	100%	Rights to manage Issuer	n/a
Class B Preferred Units	47 Units	100%	Only on specific matters	n/a

The Issuer is managed by Urban Putt, Inc., a California corporation. Class B Preferred Unit holders in the Issuer only have voting rights on specific matters and are not involved in the day-to-day operations of the Issuer. Steve Fox is the 76% owner of Urban Putt, Inc., which owns 50.53% of the Issuer. Consequently, Steve Fox owns 38.93% of the Issuer through Urban Putt, Inc. and as a member, and no other person or entity owns more than 20% of the Issuer.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
As of March 26, 2019	506(b)	Class B Preferred Interests	47 units	Design, construct, improve the property, acquire other necessary property and to prepare for the opening of Urban Putt Denver

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:

Creditor(s)	Amount Outstanding	Interest Rate	Payment schedule	Maturity Date	Other Material Terms
N/A					

The Issuer currently has no other forms of debt.

III.   KEY PERSONS

The directors, managers and/or officers of Urban Putt Denver are listed below.

Steve Fox, Co-owner, *Inception - Present*

Steve Fox has owned and operated Urban Putt in San Francisco since 2014. Prior to assuming his humble title of "Chief Greenskeeper," Steve had a successful career as top editor at some of the tech industry's largest publications, including CNET, PC World, startup Affinity Labs, InfoWorld, The Web magazine (which launched the Webby Awards), and Omni magazine. Steve holds a B.A. in English from Yale University.

Steve's prior 3 years of business experience includes:

- Owner of Urban Putt, an indoor mini-golf experience, *2014 - Present*

Alex Lane, Experience Manager,

Alex Lane recently moved to Denver to become Urban Putt Experience Manager. Previously he was the General Manager at Joey the Cat, a corporate events venue in San Francisco, which also supplies and manages arcade games at multiple locations, including Urban Putt San Francisco. Alex started in events and food service at 14; by age 23, he had founded a packaged food company, which he later sold. While at Joey the Cat, Alex has overseen everything from operations to P&L and built up a booming events business from scratch. Alex attended University of California, Davis.

Alex's prior 3 years of business experience includes:

- General Manager of Joey the Cat, a skeeball and arcade rental & event production company, *2014 - Present*

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$150,000	$300,000
Less: Offering Expenses[2]	Up to $15,000	Up to $29,500
Net Proceeds	At least $135,000	At least $270,500
Use of Proceeds	For shipping, assembly, testing and finishing of the two 9-hole mini golf courses.	For shipping, assembly, testing and finishing of the two 9-hole mini golf courses, in addition to marketing, working capital, murals, faux finishing, and mountainscape finishing.

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[2] NextSeed charges a percentage of the total Offering Amount (10% on $250,000 or less, 9% on amounts over $250,000) as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Audited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full audited report by the Issuer's accountant.

Pro Forma Financial Statement

To illustrate the earning potential of Urban Putt, the Issuer is providing a summary of its 4-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in the food and beverage sector, as well as the extensive working knowledge of the officers through operating their business.

Urban Putt

Weeks/Year	52		52		52		52	
Denver	YEAR 1	%	YEAR 2	%	YEAR 3	%	YEAR 4	%
NET SALES	**6,339,646**	**100.0%**	**6,911,158**	**100.0%**	**7,189,861**	**100.0%**	**7,475,902**	**100.0%**
average weekly sales	121,916		132,907		138,267		143,767	
% increase in average weekly sales			9.0%		4.0%		4.0%	
FOOD								
BAR	216,733	13.3%	227,935	12.1%	234,685	12.0%	241,631	11.9%
BRUNCH	259,509	16.0%	272,923	14.5%	285,214	14.6%	297,950	14.6%
DINNER	806,760	49.6%	848,460	45.2%	878,295	44.9%	909,091	44.7%
PRIVATE DINING	342,815	21.1%	529,050	28.2%	557,420	28.5%	586,879	28.8%
TOTAL	1,625,818	100.0%	1,878,368	100.0%	1,955,615	100.0%	2,035,551	100.0%
COST OF SALES	414,405	25.5%	469,592	25.0%	488,904	25.0%	508,888	25.0%
NET MARGIN	1,211,413	74.5%	1,408,776	75.0%	1,466,711	75.0%	1,526,663	75.0%
BEER								
BAR	303,426	51.6%	319,110	49.4%	328,560	49.1%	338,283	48.8%
BRUNCH	49,906	8.5%	52,485	8.1%	54,849	8.2%	57,298	8.3%
DINNER	177,094	30.1%	186,247	28.8%	192,796	28.8%	199,557	28.8%
PRIVATE DINING	57,136	9.7%	88,175	13.6%	92,903	13.9%	97,813	14.1%
TOTAL	587,561	100.0%	646,017	100.0%	669,108	100.0%	692,951	100.0%
COST OF SALES	144,029	24.5%	155,044	24.0%	160,586	24.0%	166,308	24.0%
NET MARGIN	443,533	75.5%	490,973	76.0%	508,522	76.0%	526,643	76.0%
WINE								
BAR	130,040	49.1%	136,761	45.7%	140,811	45.3%	144,978	45.0%
BRUNCH	22,957	8.7%	24,143	8.1%	25,231	8.1%	26,357	8.2%
DINNER	68,870	26.0%	72,429	24.2%	74,976	24.1%	77,605	24.1%
PRIVATE DINING	42,852	16.2%	66,131	22.1%	69,678	22.4%	73,360	22.8%
TOTAL	264,718	100.0%	299,465	100.0%	310,696	100.0%	322,301	100.0%
COST OF SALES	73,151	27.6%	80,856	27.0%	83,888	27.0%	87,021	27.0%
NET MARGIN	191,567	72.4%	218,610	73.0%	226,808	73.0%	235,279	73.0%
COCKTAILS								
BAR	1,083,665	91.2%	1,139,677	90.6%	1,173,427	90.6%	1,208,153	90.5%
BRUNCH	21,958	1.8%	23,093	1.8%	24,134	1.9%	25,211	1.9%
DINNER	68,870	5.8%	72,429	5.8%	74,976	5.8%	77,605	5.8%
PRIVATE DINING	14,284	1.2%	22,044	1.8%	23,226	1.8%	24,453	1.8%
TOTAL	1,188,777	100.0%	1,257,244	100.0%	1,295,763	100.0%	1,335,423	100.0%
COST OF SALES	267,911	22.5%	276,594	22.0%	285,068	22.0%	293,793	22.0%
NET MARGIN	920,866	347.9%	980,650	327.5%	1,010,695	325.3%	1,041,630	323.2%
BEVERAGE								
BRUNCH	19,962	40.6%	20,994	37.2%	21,940	37.3%	22,919	37.3%
DINNER	19,677	40.0%	20,694	36.7%	21,422	36.4%	22,173	36.1%
PRIVATE DINING	9,523	19.4%	14,696	26.1%	15,484	26.3%	16,302	26.6%
TOTAL	49,162	100.0%	56,384	100.0%	58,845	100.0%	61,394	100.0%
COST OF SALES	12,529	25.5%	14,096	25.0%	14,711	25.0%	15,349	25.0%
NET MARGIN	36,633	74.5%	42,288	75.0%	44,134	75.0%	46,046	75.0%
GOLF & GAMES	2,623,610	100.0%	2,773,680	100.0%	2,899,833	100.0%	3,028,283	100.0%
TOTAL COST SALES	**912,025**	**14.4%**	**996,181**	**14.4%**	**1,033,157**	**14.4%**	**1,071,359**	**14.3%**
TOTAL G. MARGIN	**5,427,621**	**85.6%**	**5,914,977**	**85.6%**	**6,156,704**	**85.6%**	**6,404,544**	**85.7%**

Weeks/Year	52 YEAR 1	%	52 YEAR 2	%	52 YEAR 3	%	52 YEAR 4	%
PAYROLL:								
BOH HOURLY	341,760	5.4%	346,112	5.0%	359,956	5.0%	370,755	5.0%
KITCHEN MGMT	215,000	3.4%	223,544	3.2%	232,544	3.2%	236,032	3.2%
WAIT STAFF	66,750	1.1%	67,600	1.0%	70,304	1.0%	72,413	1.0%
BUS STAFF	96,120	1.5%	97,344	1.4%	101,238	1.4%	104,275	1.4%
BAR STAFF	170,880	2.7%	173,056	2.5%	179,978	2.5%	185,378	2.5%
HOST STAFF	156,700	2.5%	162,240	2.3%	168,730	2.3%	175,479	2.3%
PRIVATE DINING	31,200	0.5%	32,448	0.5%	33,746	0.5%	35,096	0.5%
GREENSKEEPER	47,288	0.7%	54,080	0.8%	56,243	0.8%	58,493	0.8%
REST MGMT	250,000	3.9%	270,400	3.9%	281,216	3.9%	289,652	3.9%
TOTAL PAYROLL	1,375,698	21.7%	1,426,880	20.6%	1,483,955	20.6%	1,527,573	20.4%
BENEFITS:								
PAYROLL TAX	185,155	2.9%	191,806	2.8%	199,478	2.8%	205,320	2.7%
GROUP INSRNCE	122,500	1.9%	154,350	2.2%	162,068	2.3%	170,171	2.3%
PTO	13,757	0.2%	14,269	0.2%	14,840	0.2%	15,276	0.2%
WRKRS COMP	61,906	1.0%	64,210	0.9%	66,778	0.9%	51,556	0.7%
MANDATED HEALTH	9,238	0.1%	9,238	0.1%	9,238	0.1%	9,238	0.1%
EPL INS	-	0.0%	-	0.0%	-	0.0%	-	0.0%
TOTAL BENEFITS	392,556	6.2%	433,872	6.3%	452,401	6.3%	451,560	6.0%
as % p/r		28.5%		30.4%		30.5%		29.6%
TOTAL LABOR	1,768,255	27.9%	1,860,752	26.9%	1,936,356	26.9%	1,979,133	26.5%
PRIME COSTS	2,680,280	42.3%	2,856,933	41.3%	2,969,513	41.3%	3,050,492	40.8%
CONTROLLABLES:								
SUPPLIES								
CLEANING	19,019	0.3%	20,733	0.3%	21,570	0.3%	22,428	0.3%
PACKAGING	19,019	0.3%	20,733	0.3%	21,570	0.3%	22,428	0.3%
MENUS/CHECKS	12,679	0.2%	13,822	0.2%	14,380	0.2%	14,952	0.2%
OFFICE	6,340	0.1%	6,911	0.1%	7,190	0.1%	7,476	0.1%
OPERATING	76,076	1.2%	82,934	1.2%	86,278	1.2%	89,711	1.2%
MEMBERSHIP/DUES	3,000	0.0%	3,000	0.0%	3,300	0.0%	3,300	0.0%
UNIFORMS	3,600	0.1%	3,600	0.1%	3,960	0.1%	3,960	0.1%
OUTSIDE SERVICES								
LINEN	38,038	0.6%	41,467	0.6%	35,949	0.5%	37,380	0.5%
JANITORIAL	54,000	0.9%	56,700	0.8%	59,535	0.8%	62,512	0.8%
POSTAGE	1,800	0.0%	1,800	0.0%	1,800	0.0%	1,800	0.0%
EXTERMINATION	2,400	0.0%	2,400	0.0%	2,640	0.0%	2,640	0.0%
REPAIRS/MAINTENANCE								
VARIABLE	63,396	1.0%	69,112	1.0%	79,088	1.1%	82,235	1.1%
MINI GOLF	174,000	2.7%	174,000	2.5%	182,700	2.5%	182,700	2.4%
SMALLWARES								
DINING ROOM	19,019	0.3%	20,733	0.3%	21,570	0.3%	22,428	0.3%
KITCHEN	12,679	0.2%	13,822	0.2%	14,380	0.2%	14,952	0.2%
UTILITIES								
GAS/POWER	67,375	1.1%	69,396	1.0%	72,866	1.0%	72,866	1.0%
TELEPHONE	9,800	0.2%	9,800	0.1%	10,094	0.1%	10,094	0.1%
WATER	15,925	0.3%	15,925	0.2%	16,403	0.2%	16,403	0.2%
GARBAGE	14,700	0.2%	14,700	0.2%	15,141	0.2%	15,141	0.2%
EMPL GOODWILL								
ALL	4,800	0.1%	4,800	0.1%	4,800	0.1%	4,800	0.1%
COMP MEALS								
ALL	258,836	4.1%	276,446	4.0%	287,594	4.0%	291,560	3.9%
CONTROLLABLES	880,701	13.9%	927,036	13.4%	967,007	13.4%	985,964	13.2%
NON-CONTROLLABLES:								
AD/PROMO	42,000	0.7%	42,000	0.6%	42,875	0.6%	42,875	0.6%
CASH/BANKING								
CREDIT CARDS	177,510	2.8%	193,512	2.8%	204,911	2.9%	216,801	2.9%
BANK FEES	600	0.0%	600	0.0%	600	0.0%	600	0.0%
PAYROLL SVCS.	5,400	0.1%	5,400	0.1%	5,400	0.1%	5,400	0.1%
ADMINISTRATIVE								
ACCNTNG/TAX	52,000	0.8%	53,560	0.8%	55,702	0.8%	57,930	0.8%
MANAGEMENT FEES	190,189	3.0%	207,335	3.0%	215,696	3.0%	224,277	3.0%
PROF. FEES	6,000	0.1%	6,000	0.1%	6,000	0.1%	6,000	0.1%
NON-CONTROLLABLES	473,699	7.5%	508,407	7.4%	531,184	7.4%	553,884	7.4%
MANAGED INCOME	2,304,966	36.4%	2,618,782	37.9%	2,722,156	37.9%	2,885,563	38.6%
			-		-		-	
OCCUPANCY:								
MINIMUM RENT	516,000	8.1%	531,480	7.7%	547,424	7.6%	563,847	7.5%
EQUIPMENT RENTAL	13,020	0.2%	13,411	0.2%	14,081	0.2%	14,081	0.2%
PRPRTY TAXES	39,360	0.6%	39,360	0.6%	39,360	0.5%	39,360	0.5%
DENVER CITY TAX	8,051	0.1%	8,777	0.1%	9,131	0.1%	9,494	0.1%
INSURANCE	30,000	0.5%	30,900	0.4%	32,445	0.5%	32,445	0.4%
TAX/LICENSE	5,347	0.1%	5,412	0.1%	5,485	0.1%	5,540	0.1%
DEPRN/AMORTN	398,400	6.3%	398,400	5.8%	398,400	5.5%	398,400	5.3%
SUB-TOTAL	1,010,178	15.9%	1,027,740	14.9%	1,046,326	14.6%	1,063,168	14.2%
INCOME B4 BONUS	1,294,787	20.4%	1,591,042	23.0%	1,675,830	23.3%	1,822,396	24.4%
BONUS	30,000	0.5%	30,000	0.4%	30,000	0.4%	30,000	0.4%
OPERATING INCOME	1,264,787	20.0%	1,561,042	22.6%	1,645,830	22.9%	1,792,396	24.0%
INTEREST (INCOME)	64,522	1.0%	50,882	0.7%	33,997	0.5%	13,097	0.2%
OTHER (INCOME)	-	0.0%	-	0.0%	-	0.0%	-	0.0%
INCOME TAXES	12,800	0.2%	12,800	0.2%	12,800	0.2%	12,800	0.2%
NET INCOME	1,187,465	18.7%	1,497,360	21.7%	1,599,033	22.2%	1,766,499	23.6%
NextSeed loan repayment (1)	136,302		148,590		154,582		10,526	

(1) Assumes a NextSeed offering of $300,000. If the final offering size is less than $300,000, the total payments are expected to be lower.

VI. RISK FACTORS

An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of Urban Putt Denver and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

❑ *Business Risks*

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

❑ *Financing Risks*

We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

❑ *Development Risks*

Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.   We cannot assure you

that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in Denver Colorado. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

❑ *Reputational Risks*

Adverse publicity concerning Food and Beverage and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

❑ *Competition Risks*

The market for Food and Beverage is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The Food and Beverage industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The Food and Beverage industry in Denver Colorado area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from Food and Beverage or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

❑ *Market Risks*

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

❑ *Risks from Work Stoppages, Terrorism or Natural Disasters*

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and flooding, are known to occur sporadically in Denver Colorado, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

❑ *Management Risks*

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

❑ *Personnel Risks*

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

❑ *Labor Supply Risks*

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in Food and Beverage industry. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

❑ *Privacy Risks*

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by

unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

❑ *Real Estate Risks*

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.   Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

❑ *Supply and Delivery Cost Risks*

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

❑ *Food Safety Risks*

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results

of operations. A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

❑ *Required Nutritional Disclosure Risks*

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

❑ *Legal Risks*

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Urban Putt Denver. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

❑ *Alcohol Sale Risks*

We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction. We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at Urban Putt Denver. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect

operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

❑ *Alcohol Investment Risks*

Alcohol beverage control regulations may limit an Investor's ability to hold interests in Urban Putt Denver. For example, Colorado laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in Urban Putt Denver. In the event that Colorado laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to Urban Putt Denver as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

❑ *Environmental Risks*

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Urban Putt Denver. Environmental conditions relating to releases of hazardous substances at Urban Putt Denver could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

❑ *Information Technology Risks*

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

❑ *Accounting Risks*

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record

significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

❑ *Intellectual Property Risks*

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Urban Putt Denver. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

❑ *Regulatory Risks*

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

❑ *Tax Risks*

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

❑ *Limited Source of Repayment*

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a

lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Urban Putt Denver nor NextSeed guarantees payment or investor returns.

❑ *Risks Relating to Financial Forecasts*

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Urban Putt Denver and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

❑ *Risks Relating to Debt Financing*

Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that Urban Putt Denver obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Urban Putt Denver's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

❑ *Potential Conflicts of Interest*

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Urban Putt Denver, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Urban Putt Denver. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Urban Putt Denver's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Urban Putt Denver for profits derived from such other such activities.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Urban Putt Denver is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Urban Putt Denver, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Accredited Investor Verification under Rule 506(c) of Regulation D

Accredited investors that invest in Urban Putt Denver under Rule 506(c) of Regulation D will undergo a verification process to confirm their accredited investor status. The Issuer relies on documentation and certifications from each investor submitted to the Site in order to make such determination. The Issuer is not responsible for any false or misleading documents or certifications submitted by investors as part of the accredited investor verification process, which may cause the Issuer to lose its claim of this offering's exemption from securities registration.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount

involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://www.urbanputt.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Reviewed Report

Urban Putt Denver LLC

FINANCIAL STATEMENTS
(unaudited)

December 31, 2018

*Together with
Independent Accountants' Review Report*

Urban Putt Denver LLC
Index to Financial Statements
(Unaudited)

Pages

Independent Accountants' Review Report	1
Balance Sheet	2
Statement of Operations and Members' Equity	3
Statement of Cash Flows	4
Notes to the Financial Statements	5

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Member of
Urban Putt Denver LLC
Denver, CO

Report on the Financial Statements
We have reviewed the accompanying financial statements of Urban Putt Denver LLC (the "Company") (a Colorado limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and Members' equity, and of cash flows from January 12, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

ObbMek

Newport Beach, California
March 26, 2019

1

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

URBAN PUTT DENVER LLC
BALANCE SHEET
(Unaudited)

		December 31, 2018
Assets		
Current assets:		
Cash	$	917,122
Other current assets		40,447
Total current assets		957,569
Construction in-progress		424,236
Lease deposit		92,067
Total assets	$	1,473,872
Liabilities and Members' equity		
Current liabilities:		
Accounts payable	$	-
Total liabilities		-
Commitments and contingencies (Note 3)		-
Members' equity		1,473,872
Total liabilities and Members' equity	$	1,473,872

See accompanying notes to the financial statements and independent accountants' review report.

2

URBAN PUTT DENVER LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
(Unaudited)

	Period Ended December 31, 2018
Revenues	$ -
Operating Expenses -	
General and administrative	639,700
Total operating expenses	639,700
Operating loss	(639,700)
Other expense -	
Other (income) and expense	(1,072)
Total other expense	(1,072)
Net loss	(638,628)
Beginning member's equity	-
Investments in Class B Preferred Units	2,112,500
Ending member's equity	$ 1,473,872

See accompanying notes to the financial statements and independent accountants' review report.

3

URBAN PUTT DENVER LLC
STATEMENT OF CASH FLOWS
(Unaudited)

	Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (638,628)
Changes in operating assets and liabilities:	
Other current assets	(40,447)
Net cash used in operating activities	(679,075)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Construction in-progress	(424,236)
Lease deposit	(92,067)
Net cash used in investing activities	(516,303)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party advances	149,500
Repayments of related party advances	(149,500)
Sale of Class B Preferred Units	2,112,500
Net cash provided by financing activities	2,112,500
Change in cash and cash equivalents	917,122
Cash and cash equivalents, inception	-
Cash and cash equivalents, end of period	$ 917,122
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Urban Putt Denver LLC (the "Company") is a Colorado limited liability company formed on January 12, 2018 ("Inception"). The financial statements of Urban Putt Denver LLC (which may be referred to as the "Urban Putt Denver", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is located in Denver, CO.

Urban Putt Denver will be an indoor miniature golf course, restaurant, bar, and events space for private parties. Operating seven days a week, it will cater primarily to Millennials, families, and companies holding private events.

Going Concern and Management Plans
We have only recently commenced work on the space, with a proposed opening date in summer 2019. We will incur significant pre-opening costs for the build-out of the planned facility, as well as working capital during initial months of operations. These matters raise questions about the Company's ability to continue as a going concern.

We have raised approximately $4,700,000 from private investors to date. To complete our preopening funding, we will embark on a Regulation Crowdfunding campaign, through NextSeed, to raise between $150,000 and $300,000, with an expected comment date in April 2019. We anticipate that these funds should cover all preopening expenses, based on our existing budgets from the general contractor, architect, equipment suppliers and others. Given our existing and proposed funds, at opening, we anticipate having a reserve of $125,000 in working capital in the bank. If the company requires additional capital either before opening or in the 12 months following, our operating agreement has a provision to issue a capital call to our existing Class B investors for up to $2,350,000. Additionally, the signed lease for the space includes a personal guarantee from the managing member for $520,000, should the Company be unable to meet rent obligations. Following opening, the Company intends to fund its operations from revenue produced through sales of food, beverage, private events, and rounds of miniature golf. The Company business model is based on a near-identical business, started by the same owner and team, in San Francisco, CA, which has been in business for five years. Based on these factors, we believe substantial doubt about the Company's ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business model is adapted from Urban Putt San Francisco LLC, which has been in existence for five years and which was started by the same ownership as Urban Putt Denver LLC. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, delays in our lease being available or competition from other food and beverage establishments. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs
The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in members' equity or the related debt, as applicable. In the event an offering is not successful, the Company will charge such costs to operations.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life or the shorter of the life or lease term, as applicable. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. During the period ended December 31, 2018, the Company began the building of fixtures and miniature golf course that will be placed into the Company's facility. Such capitalized costs are included in construction in-progress in the accompanying balance sheet.

Revenue Recognition
The Company will recognize revenues from admission, private parties, merchandise, beverage and foods sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. This is generally at the point of sale, except for when services have yet to be rendered. To date, the Company has not started generating revenue.
Income Taxes

The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Building Lease
On February 23, 2018, the Company entered into a lease for a period of 123 months. The lease called for a security deposit of $92,067 and first months' rent of $39,947, both of which were paid during the period ending December 31, 2018. The lease will commence at the later of the date that the landlord delivers possession of the premises to the Company for the purpose of commencing construction on the Company's initial work or February 1, 2019. Upon commencement the first three months of rent are abated, provided no default provisions are in effect. Annual base rent increases from $39,947 to $52,120 per month throughout the life of the lease. Annual rent starting from the month where rent is first payable is as follows:

Year 1	$	479,360
Year 2		493,471
Year 3		508,601
Year 4		523,821
Year 5		539,520
Thereafter		2,950,221
	$	5,494,994

In February 2018, the Company entered into a construction agreement for the design and buildout of the Company's Denver facility with Jordy Construction. The estimated contract was approximately $2,317,000, subject to changes. Through December 31, 2018 the Company has paid $48,488 related to this contract.

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2018, the Company's managing member loaned the Company approximately $149,500. Such loan was repaid in full during the period without interest.

NOTE 5 – MEMBERS' EQUITY

Upon formation, the Company designated two classes of LLC units: Class A Common Units and Class B Preferred Units. Class A Common Units were issued to Urban Putt, Inc., which provided a license of existing intellectual property and will provide services to develop, manage and market the Denver location. The Class B Preferred Units contain a cash call requirement, if requested by the Company for up to 50% of their original investment, subject to the terms of the operating agreement.

Subscription Agreements

During the period ended December 31, 2018, the Company raised $2,112,500 through the sale of 40.5 Class B Preferred Units at $100,000 per unit through subscription agreements which called for 50% of the amount due upon signing and 50% in January 2019. The additional $1,937,500 was received after year end as discussed in Note 6. Only those subscriptions for which payment has been received are reflected in the accompanying balance sheet.

Allocations

Profits are allocated for any fiscal year first to the unit holders proportion to, and to the extent of, the excess of, a) the cumulative losses allocated to unit holders over b) the cumulative profits allocated unit holders pursuant to the operating agreement and thereafter to unit holders proportion to their respective interests.

Profits are allocated for any fiscal year first to the unit holders proportion to, and to the extent of, the excess of, a) the average profits allocated to unit holders over b) the averages losses allocated unit holders pursuant to the operating agreement, second, the balance, if any, to those unit holders without deficit capital accounts at the end of the taxable year, prorated in accordance with their positive capital account balances, and thereafter to unit holders proportion to their respective interests.

Available cash be distributed in the following order; first, 100% to the Class B Preferred Unit Holders (ratably) based on the aggregated unreturned Class B Preferred Capital Amount of each such holder outstanding immediately prior to the distribution, until the aggregate unreturned Class B Preferred Capital Amount for all Class B Preferred Units is equal to zero; second, 40% to the Class B Preferred Unit Holders (ratable) and 60% to the Class A Unit Holders (ratably).

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company received $1,937,500 related to the 40.5 Class B Preferred Units sold in 2018, as discussed in Note 5.

In March 2019, the Company sold an additional 6.5 Class B Preferred Units for $650,000. Total Class B Preferred units sold totaled 47 units for $4,700,000 through March 26, 2019.

The Company has evaluated subsequent events that occurred after December 31, 2018 through March 26, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.



